UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 3, 2021

(Date of Report (Date of earliest event reported))

Money With Meaning Fund, LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	82-1462270 (IRS Employer Identification Number)

300 S. Orange Ave, Suite 1000, Orlando, FL (Address of principal executive offices)	32801 (Zip Code)

(407) 378-6868
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

DELAY IN FILING ANNUAL REPORTS

Our audited financial statement for 12/31/2020 has not yet been completed. Hence, we have not filed our annual report for 2020. We are working to get these annual reports filed as soon as possible and expect to file within the next two (2) weeks.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 3, 2021.

Money With Meaning Fund, LLC

By:	Cloud Capital Management, LLC As Manager

By:	/s/ Terrence Ostermman
Terrence Osterman, Managing Member

DATED: May 3, 2021